                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  May 15, 2000
                   ------------

                                  TRICOM, S.A.
                (Translation of registrant's name into English)

         AVENIDA LOPE DE VEGA NO. 95, SANTO DOMINGO, DOMINICAN REPUBLIC
                   (Address of principal executives offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F   X   Form 40-F
                                  -----           -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes       No   X
                                   -----    -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                                  TRICOM, S.A.

                                QUARTERLY REPORT

                                    FOR THE

                                 FIRST QUARTER

                                     ENDED

                                 MARCH 31, 2000

                               TABLE OF CONTENTS


                                                                                                          PAGE

GENERAL INTRODUCTION.........................................................................................1

                                     PART I

                             FINANCIAL INFORMATION

ITEM 1.   FINANCIAL STATEMENTS...............................................................................2

     Consolidated Balance Sheet as of December 31, 1999 and March 31, 2000 (unaudited).......................2

     Consolidated Statement of Operations Three Months ended March 31, 1999 and 2000 (unaudited).............4

     Consolidated Statements of Cash Flows Three Months Ended March 31, 1999 and 2000

     (unaudited).............................................................................................5

     Notes to Financial Statements...........................................................................6

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION..............6

ITEM 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK........................................16

                                    PART II

                               OTHER INFORMATION

ITEM 1.   LEGAL PROCEEDINGS.................................................................................17
ITEM 2.   CHANGES IN SECURITIES AND USE OF PROCEEDS.........................................................17
ITEM 3.   DEFAULTS UPON SENIOR SECURITIES...................................................................17
ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS................................................17
ITEM 5.   OTHER INFORMATION.................................................................................17
ITEM 6.   EXHIBITS AND REPORTS ON FORM 6-K..................................................................17


                              GENERAL INTRODUCTION

     UNLESS THE CONTEXT INDICATES OTHERWISE, ALL REFERENCES TO (I) THE "COMPANY" OR "TRICOM" REFER TO TRICOM, S.A. AND ITS CONSOLIDATED SUBSIDIARIES AND THEIR RESPECTIVE OPERATIONS, AND INCLUDE TRICOM'S PREDECESSORS, AND (II) "GFN" REFERS TO GFN CORPORATION LTD. AND ITS DIRECT AND INDIRECT SUBSIDIARIES, OTHER THAN THE COMPANY AND ITS SUBSIDIARIES, AND INCLUDE GFN'S PREDECESSORS.

PRESENTATION OF CERTAIN FINANCIAL INFORMATION

     The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States. The Company adopted the United States dollar as its functional currency effective January 1, 1997.

     In this Quarterly Report references to "$," "US$" or "U.S. dollars" are to United States dollars, and references to "Dominican pesos" or "RD$" are to Dominican pesos. This Quarterly Report contains translations of certain Dominican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Dominican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The average of prices of one U.S. dollar quoted by certain private commercial banks (the "Private Market Rate") as reported by Banco Central de la Republica Dominicana (the "Central Bank") on March 31, 2000 was RD$16.20 = US$1.00, the date of the most recent financial information included in this Quarterly Report. The Federal Reserve Bank of New York does not report a noon buying rate for Dominican pesos. On May 10, 2000, the Private Market Rate was RD$16.27 = US$1.00.

FORWARD-LOOKING STATEMENTS

     The statements contained in this Quarterly Report, which are not historical facts are forward-looking statements that involve risks and uncertainties. Management cautions the reader that these forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to, the following factors: competition; declining rates for international long distance traffic; opposition to increased rates for basic local service; the Company's significant capital expenditure requirements and its need to finance such expenditures; the inability of the Company to expand its local access line network in a timely manner and within the amount budgeted for such capital expenditure program; the inability of the Company to manage effectively its rapid expansion; the continued growth of the Dominican economy, demand for telephone services in the Dominican Republic and moderation of inflation; and the continuation of a favorable political and regulatory environment in the Dominican Republic.

PART I

                             FINANCIAL INFORMATION

ITEM 1.  FINANCIAL STATEMENTS

TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(IN US$)


                                                        DECEMBER 31,      MARCH 31,
                                                      ---------------  ---------------
                                                            1999            2000
ASSETS                                                    (AUDITED)      (UNAUDITED)
Current assets:
   Cash and cash equivalents                          US$  13,459,566  US$  12,781,915

   Accounts receivable:
     Customers                                             22,821,951       21,304,289
     Carriers                                               6,467,016        6,581,037
     Related parties                                           40,412        1,769,528
     Officers and employees                                   415,702          678,383
     Current portion of long term accounts receivable          66,369           63,172
     Other                                                    624,846          988,652
                                                        -------------    -------------
                                                           30,436,296       31,385,062
     Allowance for doubtful accounts                       (4,307,563)      (2,502,686)
                                                        -------------    -------------
        Accounts receivable, net                           26,128,733       28,882,376

Inventories, net                                            9,701,255       10,615,612
Prepaid expenses                                            6,637,067        5,799,763
Deferred income taxes                                         949,190          949,190
                                                        -------------    -------------
        Total current assets                               56,875,811       59,028,856
                                                        -------------    -------------

Long-term accounts receivable                                  22,619             --

Other investments                                           2,710,572        2,826,967

Property and equipment cost                               511,109,186      535,638,219
Accumulated depreciation                                  (56,063,995)     (63,616,729)
                                                        -------------    -------------
Property and equipment, net                               455,045,191      472,021,490
Other assets at cost, net of amortization                  16,824,267       17,257,851

TOTAL  ASSETS                                         US$ 531,478,461  US$ 551,135,165
                                                        =============    =============


TRICOM, S.A.
CONSOLIDATED BALANCE SHEET (CONTINUED)
(IN US$)


                                                           DECEMBER 31,      MARCH 31,
                                                          -------------    -------------
                                                              1999             2000
                                                            (AUDITED)       (UNAUDITED)
LIABILITIES & SHAREHOLDERS EQUITY
Current liabilities:

   Notes payable:
     Borrowed funds-banks                               US$  63,602,022  US$  74,144,584
     Borrowed funds-related parties                          17,895,946       31,878,523
     Current portion of long term debt                          315,216             --
                                                          -------------    -------------
                                                             81,813,184      106,023,107
                                                          -------------    -------------
Current portion of capital leases                            14,242,056       14,670,406
   Accounts payable:
     Carriers                                                 2,987,379        3,701,740
     Suppliers                                               12,043,787        9,280,933
     Related parties                                         10,035,066        3,331,810
     Other                                                      329,309          520,137
                                                          -------------    -------------
                                                             25,395,541       16,834,620
Other liabilities                                             3,789,707        4,297,452
Accrued expenses                                             15,293,910       12,769,142
                                                          -------------    -------------
     Total current liabilities                              140,534,398      154,594,727
                                                          -------------    -------------

Reserve for severance indemnities                                31,414           23,767
Deferred income tax                                             631,159          631,159
Capital leases, excluding current portion                    11,640,652       14,191,670

Long-term debt:
   Bank Credit Facilities                                          --         28,730,176
   Senior Notes                                             228,772,011      200,000,000
                                                          -------------    -------------
     Total liabilities                                      381,609,634      398,171,499
                                                          -------------    -------------
Shareholders equity:
   Class A Common Stock at par value RD$10: Authorized
55,000,000 shares; 5,700,000 shares issued at December
31, 1999 and March 31, 2000                                   3,750,000        3,750,000
   Class B Stock at par value RD$10: Authorized
25,000,000 shares at December 31, 1998 and September 30,
1999; 19,144,544 issued at December 31, 1999 and March
31, 2000                                                     12,595,095       12,595,095
   Additional paid-in-capital, excess over par               94,288,852       94,015,852

   Retained earnings                                         41,258,637       44,626,475
   Equity adjustment for foreign currency translation        (2,023,757)      (2,023,757)
                                                          -------------    -------------
Shareholders equity, net                                    149,868,827      152,963,665

TOTAL LIABILITIES &
SHAREHOLDERS EQUITY                                     US$ 531,478,461  US$ 551,135,165
                                                          =============    =============


TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(IN US$)

                                                  THREE MONTH PERIOD ENDED
                                                          MARCH 31,
                                                -----------------------------
                                                    1999           2000
                                                -----------------------------
                                                (UNAUDITED)      (UNAUDITED)

OPERATING REVENUES:
Toll                                          US$   4,705,266  US$  6,551,984
International Settlement                           12,970,980      17,992,204
Local service                                       5,840,175      12,194,025
Cellular                                            5,863,334       8,709,247
Paging                                                900,254         475,013
Sale and lease of equipment                           966,004       1,119,534
Installations                                       3,419,179       3,903,194
Other                                                 158,007          36,056
                                                 ------------    ------------
TOTAL OPERATING REVENUES                           34,823,199      50,981,257

OPERATING COSTS:
Satellite connections and carriers                  8,420,901      14,139,422
Network depreciation                                3,449,453       6,067,401
Expense in lieu of income taxes                     2,969,610       2,881,694
General and administrative expenses                 9,600,529      13,779,370
Depreciation expense                                1,045,431       1,485,333
Other                                               1,009,404       1,048,650
                                                 ------------    ------------
TOTAL OPERATING COSTS                              26,495,328      39,401,870

OPERATING INCOME                                    8,327,871      11,579,387

OTHER INCOME (EXPENSES):
Interest expense                                   (4,454,860)     (7,979,096)
Interest income                                       971,202         203,888
Foreign exchange gain (loss)                          165,392        (350,762)
Other                                                (427,343)        (46,156)
                                                 ------------    ------------
TOTAL OTHER EXPENSES                               (3,745,609)     (8,172,126)
                                                 ------------    ------------

EARNINGS BEFORE INCOME TAX                          4,582,262       3,407,261

INCOME TAX - PROVISION NET OF TAX CREDIT (LOSS)        56,203         (39,423)

NET EARNINGS                                   US$  4,638,465  US$  3,367,838
                                                 ============    ============

EBITDA                                         US$ 15,792,365  US$ 22,013,815

EARNINGS PER SHARE:
Basic                                          US$       0.19  US$       0.14
Diluted                                        US$       0.19  US$       0.13

NUMBER OF SHARES USED IN CALCULATION:
Basic                                              24,844,544      24,844,544
Diluted                                            24,845,093      25,018,868

TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(IN US$)


                                                                      MARCH 31,      MARCH 31,
                                                                    ------------   ------------
                                                                        1999           2000
                                                                     (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
Net earnings                                                      US$  4,638,465 US$  3,367,838
Adjustments to reconcile net earnings (loss) to net cash
provided by operating activities:
Depreciation and amortization                                          4,494,884      7,552,734
Allowance for doubtful accounts                                          628,689        185,803

Expense for severance indemnities                                         74,025         48,707

Deferred income tax (benefit) provision                                  (56,203)            --

Net changes in assets and liabilities:
Accounts and notes receivable                                          5,207,154     (2,939,446)
Inventories                                                           (1,978,864)      (914,357)
Prepaid expenses                                                         964,244        837,304
Long-term accounts receivable                                              3,283         22,619
Other assets                                                          (2,128,962)      (433,583)
Accounts payable                                                       7,164,505     (8,560,921)
Other liabilities                                                     (3,156,710)       234,745
Accrued expenses                                                      (4,288,443)    (2,524,768)
Reserve for severance indemnities                                        (89,043)       (56,354)
                                                                    ------------   ------------
Total adjustments                                                      6,838,559     (6,547,517)
                                                                    ------------   ------------
Net cash provided by operating activities                             11,477,024     (3,179,679)
                                                                    ============   ============

Cash flows from investing activities:
   Acquisition of investments                                           (30,337)      (116,395)
   Proceeds from maturity of US Treasury Bonds and
     irrevocable restricted funds                                     10,564,732           --
   Acquisition of property and equipment                             (25,757,966)   (22,457,075)
                                                                    ------------   ------------

     Net cash used in investing activities                           (15,223,571)   (22,573,470)

Cash flows from financing activities:
   Borrowed funds from banks                                          19,331,046     10,542,562

   Borrowed funds to related parties                                 (19,578,551)          --

   Capital lease payments                                                   --          907,410

   Proceeds from issuance of long-term debt                                 --          (41,835)
                                                                    ------------   ------------
     Net cash provided by financing activities                          (247,505)    25,075,498

Effect of exchange rate changes on cash:
Net increase in cash and cash equivalents                             (3,994,052)      (677,651)
                                                                    ------------   ------------

Cash and cash equivalents at beginning of the period                  15,377,410     13,459,566

Cash and cash equivalents at end of period                        US$ 11,383,358 US$ 12,781,915

Supplemental disclosure of cash flow information:
Interest paid, net of capitalization                              US$(11,517,465) US$(13,397,972)

Capital lease obligations incurred                                          --        2,979,096

Expense in lieu of income tax paid                                     2,969,610      2,881,694
                                                                    ============   ============

TRICOM, S.A. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BASIS OF PRESENTATION

     The Company considers that all adjustments (all of which are normal recurring accruals) necessary for a fair statement of financial position and results of operations for these periods have been made; however, results for such interim periods are subject to year-end audit adjustments. Results for such interim periods are not necessarily indicative of results for a full year.

NOTE 2 - CALCULATION OF EBITDA

     EBITDA consists of earnings (loss) before interest expense, income taxes, depreciation and amortization. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. However, it does not purport to represent cash generated or used by operating activities and should not be considered in isolation or as a substitute for a measure of performance in accordance with generally accepted accounting principles.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

COMPANY OVERVIEW

     TRICOM is a leading integrated communications service provider in the Dominican Republic. Through the only completely digital local access network in the Dominican Republic, a wireless network covering 80% of the population and our submarine fiber optic cable systems, we offer local, long distance, mobile, Internet and broadband data transmission services. Through our subsidiary, TRICOM USA, Inc., we own switching facilities in New York and are one of the few Latin American long distance carriers licensed in the United States. In 1998, we carried 46.4% of the southbound voice and data traffic from the United States to the Dominican Republic.

SERVICE OFFERINGS

     Our service offerings include:

     o    Local service;

     o    Mobile services;

     o    International long distance; and

     o    Broadband data transmission and Internet.

     LOCAL SERVICE

     We are a competitive local exchange carrier and had 124,550 local access lines in service at March 31, 2000. Our local access network covers areas with approximately 80% of the population of Santo Domingo, Santiago and six additional cities.

     All of our basic telephone service customers have access to a range of value-added services, including call forwarding, three-way calling, call waiting, and voice mail applications. In addition to local service, we provide direct-dialed, collect and operator-assisted international and domestic long distance services and Internet access to our residential and corporate customers.

     We offer our customers broad flexibility in assembling customized packages of services, which provide our customers with cost savings and enhanced control over their consumption of telephone services. Customers may choose from a menu of services, including domestic and international long distance services, local service and value-added services. They also may bundle their local access service with cellular or PCS, paging and Internet services. Service packages permit customers to preset their monthly bills based upon, for example, local service minutes as well as long distance minutes and specified destinations. Customers are responsible for paying for usage levels in excess of preset package amounts, at regular per minute rates. We believe that providing customers with such budgeting capability increases consumer confidence in using telecommunications services, consequently allowing for increased service penetration, higher levels of customer satisfaction and lower incidence of delinquent payments.

     We have accelerated our local access network expansion program by deploying a wireless local loop. The wireless local loop consists of receivers that are installed at a customer's house, digital switches and a base station transmitter. The receiver is connected by cable to a standard telephone jack that connects to a standard telephone. The receiver is powered by the customer's home power supply and also contains a battery that allows operation to continue for up to approximately 24 hours of standby and eight hours of talk time in the event of a power outage. The wireless local loop offers voice quality as clear as telephones connected by wirelines.

     MOBILE SERVICES

     Our mobile network covers approximately 80% of the Dominican Republic's population. We currently offer both cellular and PCS service. At March 31, 2000, we had 190,258 cellular subscribers, including 9,512 PCS subscribers, representing approximately 44% of the Dominican mobile telephony market, based on information available to us.

     We attribute a substantial portion of this growth to our prepaid cellular and PCS card, the Amigo card. At March 31, 2000, prepaid cellular and PCS subscribers accounted for 40% of the entire cellular and PCS market of the Dominican Republic and 85% of our cellular and PCS subscribers, based on information available to us. Our Amigo card program has expanded our cellular and PCS customer base because it offers cellular and PCS service to individuals who would not satisfy our current credit policies and because it appeals to customers who prefer to budget their cellular and PCS telephone spending.

     We have offered PCS service since April 1999. This technology provides for added security and privacy compared with traditional analog systems, and it also offers greater capacity. PCS customers are able to receive all of the benefits related to a digital service, including digital messaging, caller ID and voicemail. Our PCS network covers areas with approximately 65% of the population in the Dominican Republic and is less extensive than our analog network. We offer a dual-band service, allowing customers to use seamlessly their mobile phones nationwide over both digital and analog networks.

     We have entered into arrangements with major consumer electronics retailers and a network of independent cellular and PCS dealers to offer our cellular and PCS services in conjunction with their sale of handsets. We do not subsidize or provide credit on the sale of cellular and PCS handsets.

     We have provided paging services since April 1995. At March 31, 2000, we provided paging services to 26,809 subscribers, representing approximately 11% of the Dominican paging market according to market information available to us. In 1999 we stopped soliciting new paging subscribers. We believe that the success of our prepaid cellular and PCS program has contributed to the decline of paging as a significant part of our business because customers have replaced paging services with prepaid cellular services.

     INTERNATIONAL LONG DISTANCE

     In the Dominican Republic, we provide international long distance services to our local access, cellular and PCS customers. In addition, we offer a prepaid calling card for international distance, the Efectiva card that can be used from any telephone in the Dominican Republic. We operate telephone centers that provide access to telephone services to individual customers who either do not have telephone services in their own homes or who are attracted by the competitive pricing of the telephone centers. The centers offer a wide range of telephone services, in addition to long distance.

     In the United States, our subsidiary TRICOM USA provides international carrier services principally to resellers, which account for an increasing share of international long distance traffic between the United States and the Dominican Republic. Through our switching facilities in the United States, we have been able to provide resellers with an alternate channel for sending international long distance traffic. In addition, by controlling the origination and termination of international long distance traffic between the United States and the Dominican Republic, we believe that we are able to send and receive such traffic at a lower cost to us than by exchanging traffic with traditional international carriers.

     Each year since the initiation of TRICOM USA's operations, we have derived a greater percentage of international revenues from resellers. During 1999, resellers originated 42% of the international long distance minutes from the United States to the Dominican Republic that we received. Minutes delivered by resellers may fluctuate significantly. While we enter into agreements with resellers, they are not required to provide to us any amount of traffic. The price per minute charged by us to a reseller is negotiated as often as monthly. During 1999, we received traffic from approximately 30 resellers.

     TRICOM USA also markets a number of prepaid cards to ethnic communities in New York, New Jersey, New England, Connecticut and Florida and in Puerto Rico. Each prepaid card is assigned a unique identification number and a face value ranging from $2 to $20. The prepaid card's dollar balance is reduced by the cost of each call. TRICOM USA sells the cards to distributors that resell the cards to retail outlets.

     BROADBAND DATA TRANSMISSION AND INTERNET

     We provide broadband data transmission services to over 100 of the largest business customers in the Dominican Republic, through several means of delivery including fiber optic cable and digital wireless point-to-point radio links. In addition, we provide some of these large customers with Internet access, private networks and frame relay services. Through our integrated services digital network or ISDN, we offer unified transmission of voice and data over the same strand of fiber optic cable. We recently increased transmission capacity to provide larger bandwidths.

     In the Dominican Republic we are the second largest ISP. We provide Internet connectivity to the residential and corporate markets through traditional dial-up connections, as well as through dedicated lines, with speeds ranging from 56 Kbps to 1.5 Mbps. In the near future, we expect to deploy our xDSL and wireless broadband delivery solutions, which are currently in the final stages of testing. Our PCS and paging services are now fully integrated with our Internet service, offering email and digital messaging through our website, www.tricom.net.

     We provide a vertically integrated e-commerce platform targeted to the largest Dominican and regional retail merchants. We believe that in the Dominican Republic and other Central American countries, very few merchants have the scale and resources to build and support their own websites. They will find significant advantages in sharing the connection, hosting and marketing costs of having an e-commerce platform together with other regional merchants. We are developing our own portal platform and will attempt to minimize marketing and development costs by sharing them with some of our merchant customers and potential partners. We also will seek to enter into commercial relationships with some of the largest merchants able to offer fulfillment services in the Dominican Republic and other targeted markets.

     In March 2000, we established a strategic alliance with Intellicom, a provider of two-way satellite-based Internet services and a subsidiary of U.S. based Softnet Inc. Under the agreement, we are now a distributor of Intellicom's products and services in the Dominican Republic, Puerto Rico, Nicaragua, Honduras, Panama, El Salvador, Costa Rica, Guatemala, Colombia, Venezuela, U.S. Virgin Islands and other countries in the Caribbean and Central American regions. Intellicom's services, marketed under the TRICOM brand, combine caching and satellite technologies and provide broadband Internet access, bypassing landline telecom infrastructures. These services also include e-mail, network news groups, user authentication and web hosting and are targeted at ISPs, educational institutions, multiple dwelling units and large single site or multi-site businesses including banks, insurance companies and hotels.

COMPETITION

     We currently compete against three other telecommunications companies in the Dominican market: Codetel, All America Cables and Radio, Inc. and Skytel. Codetel, a wholly owned subsidiary of GTE Corp., is an integrated communications service provider and has public telephone centers which compete with our retail telephone centers. In January 2000, Centennial Cellular Corp. announced its acquisition of 70% of All America Cables and Radio. We believe that Centennial intends to expand All America's share of the market for cellular services. Skytel, a U.S. paging service provider, has been granted a license by the Dominican government and now provides paging services in the Dominican Republic. In 1999, France Telecom acquired a company, which had been granted a concession. While we believe that this concession has expired and anticipate challenging the concession on this basis, we expect that pending disposition of our challenge, France Telecom will use the concession to develop wireless roaming services targeted to European tourists. The Dominican government also has granted concessions to several other telecommunications companies, which either have not commenced operations yet or have minimal operations. In addition, we believe that international telecommunications companies, from time to time, have considered investments in the Dominican market.

     The growth of our market presence in the Dominican Republic depends upon our ability to obtain customers in areas that currently are not served or are underserved by Codetel and to convince these customers to either add or switch to the telephony services provided by us. We initially attempted to compete with Codetel by providing lower rates. From time to time, Codetel has implemented significant price reductions for certain categories of calls in response to our marketing initiatives and, as a result, forced us to modify rates for certain services. We will continue our efforts to compete by reaching unmet demand and providing innovative products and competitive pricing, reliable communications, responsive customer service and accurate billing. We emphasize that customers can realize savings through our packaged service offerings. In addition, we will leverage our fully integrated and completely digital wireline network to continue to provide accurate and reliable basic and Value-added telephone services. However, Codetel, if it decided to do so, could spend significantly greater amounts of capital than are available to us. Codetel also could upgrade its network or sustain price reductions over a prolonged period. Any such efforts by Codetel could have a material adverse effect on our ability to increase or maintain our market share and on our results of operations.

     The international telecommunications industry is intensely competitive and subject to rapid change precipitated by changes in the regulatory environment and advances in technology. Our success depends upon our ability to compete with a variety of other telecommunications providers in the United States and in each of our international markets. Our competitors include large facilities-based multinational carriers such as AT&T, MCI/WorldCom and Sprint, smaller facilities-based wholesale long distance service providers in the United States and overseas that have emerged as a result of deregulation and switched-based resellers of international long distance services. We compete on the basis of price, reliability, quality of transmission, capacity at any time to terminate traffic and customer service. We expect that competition will continue to intensify as the number of new entrants increases as a result of the new opportunities created by the 1996 Telecommunications Act, implementation by the FCC of the United

States' commitments under the World Trade Organization and basic telecommunications agreements and changes in legislation and regulation in various foreign target markets.

PRINCIPAL SHAREHOLDERS

     TRICOM is controlled by GFN Corporation, Ltd. and Motorola, Inc. ("Motorola"). GFN, one of the Dominican Republic's largest holding companies with interests in media, banking, credit cards and insurance, beneficially owns 60% of the issued and outstanding shares of Class B Stock and Motorola beneficially owns 40% of the issued and outstanding shares of Class B Stock. In May 1998, TRICOM made its initial public offering in the United States of 5.7 million American Depositary Shares representing an equal number of TRICOM's Class A Common Stock. The ADSs are listed on the New York Stock Exchange under the ticker symbol "TDR." Each share of Class B Stock entitles the holder thereof to cast ten votes while each share of Class A Common Stock entitles the holder thereof to cast one vote. As of March 31, 2000, the allocation of stock ownership among GFN, Motorola and the public was 46.2% (58.3% voting power), 30.8% (38.8% voting power), and 23% (2.8% voting power), respectively.

REVENUE RECOGNITION

     We derive our operating revenues primarily from toll revenues, international settlement revenues, cellular and PCS services, local services, the sale and lease of equipment and installations. The components of each of these services are as follows:

     Toll revenues are amounts we receive from our customers in the Dominican Republic for international and domestic long distance calls, as well as interconnection charges received from Codetel, the incumbent local service provider, for calls that originate in or transit its network but terminate in our network. Toll revenues are generated by residential and commercial customers, calling card users, cellular and PCS subscribers and retail telephone centers, and large corporate accounts. Toll revenues are recognized as they are billed to customers, except for revenues from prepaid calling cards which are recognized as the calling cards are used or expire.

     International revenues represent amounts recognized by us for termination of traffic from foreign telecommunications carriers to the Dominican Republic either on our own network or on Codetel's network, including revenues derived from our U.S. based international long distance pre-paid calling cards.

     Local service revenues consist of monthly fees, local measured service and local measured charges for value-added services, including call forwarding, three-way calling, call waiting and voice mail, as well as calls made to cellular users under the calling-party-pays system and revenues from other miscellaneous local access services.

     Cellular and PCS revenues represent fees received for mobile cellular and PCS services, including interconnection charges for calls incoming to our cellular and PCS subscribers from other companies' subscribers. Cellular and PCS revenues do not include fees received for international long distance calls generated by our cellular and PCS subscribers. Cellular and PCS fees consist of fixed monthly fees, per minute usage charges and additional charges for value-added services, including call waiting, call forwarding, three-way calling and voice mail, and for other miscellaneous cellular and PCS services.

     Paging revenues consist of fixed monthly charges for nationwide service and use of paging equipment and activation fees. Beginning in 1999, we determined that paging will not play a major role in our future marketing programs.

     Revenues from the sale and lease of equipment consist of sales and rental fees for customer premise equipment, including private branch exchanges and key telephone systems, residential telephones, cellular and PCS handsets and paging units. Since late 1996, we have only sold, and not leased, equipment.

     Installation revenues consist of fees we charge for installing local access lines, private branch exchanges and key telephone systems as well as fees for activating cellular handsets.

     Other revenues consist of revenues that are not generated from our core businesses, including commissions received for providing package handling services for a courier and commissions received for collection services for utility companies.

     The following table sets forth the percentage contribution of each category of revenues to total operating revenues for the period indicated:

                                                             THREE MONTHS
                                                                 ENDED
                                                               MARCH 31,
                                                         --------------------
                                                          1999          2000
                                                         ------        ------
     Toll                                                 13.5%         12.9%
     International                                        37.2          35.3
     Local service                                        16.8          23.9
     Cellular and PCS                                     16.8          17.1
     Paging                                                2.6           0.9
     Sale and lease of equipment                           2.8           2.2
     Installations                                         9.8           7.7
     Other                                                 0.5           0.1

     ----------------
     Note: Percentages may not add up to 100% due to rounding.

     The following table sets forth certain items in the statements of operations expressed as a percentage of total operating revenues for the period indicated:

                                                          THREE MONTHS
                                                              ENDED
                                                            MARCH 31,
                                                      ----------------------
                                                       1999            2000
                                                      ------          ------
     Operating costs                                   76.1%           77.3%
     Operating income                                  23.9            22.7
     Interest expense, net                            (10.0)          (15.3)
     Other income (expenses)                          (10.8)          (16.0)
     Net earnings                                      13.3             6.6
     EBITDA                                            45.4            43.2

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THE SAME PERIOD IN 1999

     OPERATING REVENUES. Our total operating revenues increased 46.4% to $51.0 million for the three-month period ended March 31, 2000 (the "First Quarter of 2000") from $34.8 million for the three-month period ended March 31, 1999 (the "First Quarter of 1999"). This growth stemmed primarily from increases in revenues generated by the expansion of our local exchange network, international business and of our cellular services.

     TOLL. Toll revenues increased 39.2% to $6.6 million in the First Quarter of 2000 from $4.7 million in the First Quarter of 1999. This resulted from both higher domestic long distance and outbound international traffic. Domestic long distance minutes increased by 53.8% to 10.4 million minutes in the First Quarter of 2000 from 6.8 million minutes in the First Quarter of 1999 due to a higher number of local access lines in service. Outbound international minutes increased by 18.1% to 7.9 million in the First Quarter of 2000 from 6.7 million minutes in the First Quarter of 1999, reflecting increased traffic volume from our local and Efectiva prepaid calling card customers. Local access lines and cellular and PCS customers accounted for 32.4% and 28.1% of our total outbound minutes in the First Quarter of 2000 compared to 27.9% and 15.6% for 1998. Interconnection revenues increased by approximately 31.8% to $1.6 million in the First Quarter of 2000 from $1.2 million in the First Quarter of 1999.

     INTERNATIONAL. International revenues increased 38.7% to $18.0 million in the First Quarter of 2000 from $13.0 million in the First Quarter of 1999, primarily as a result of the growth of inbound traffic volume received from our U.S. based international carrier, TRICOM USA. Inbound minutes increased by 53.9% to 109.3 million minutes in the First Quarter of 2000 from 71.0 million in the First Quarter of 1999. TRICOM USA accounted for 64.7% of our total inbound minutes in the First Quarter of 2000 compared to 57.6% in the First Quarter of 1999.

     The increase in international revenues was achieved despite the continued trend of decreasing settlement rates for traffic between the United States and the Dominican Republic. Our average settlement rate was $0.10 per minute during the First Quarter of 1999 and $0.17 per minute during the First Quarter of 2000. We have been able to increase revenues from the provision of international long distance services by increasing the volume of international traffic carried through our network. Future decreases in settlement rates, without corresponding increases in our long distance traffic from the United States, would reduce our international settlement revenues, adversely affect the profit margins that we realize on such traffic and could have a material adverse effect on our business, financial condition and results of operations.

     LOCAL SERVICE. Local service revenues increased 108.8% to $12.2 million in the First Quarter of 2000 from $5.8 million in the First Quarter of 1999. The continued growth in the number of local lines in service resulted in increased local service revenues in the First Quarter of 2000.

     In the First Quarter of 2000, we added 5,624 net local access lines compared to 11,439 net local access lines added in the First Quarter of 1999. At March 31, 2000, we had 124,550 local access lines in service, including 26,446 wireless local loop lines, compared to 92,055 local access lines in service at March 31, 1999.

     On January 14, 1999, we announced price increases, effective as of January 1, 1999, for residential monthly fees and for measured local service rates as part of the industry's process of price rebalancing initiated under the new Telecommunications Law No. 153-98. As a result, local service rent revenues increased by 106.8% to $8.0 million in the First Quarter of 2000 from $3.9 million in the First Quarter of 1999. As a result of a higher number of lines in service and higher rates for service, interconnection revenues for local calls received from Codetel increased 176.7% to $1.3 million in the First Quarter of 2000 from $459,000 million in the First Quarter of 1999.

     CELLULAR AND PCS. Cellular and PCS revenues increased 48.5% to $8.7 million in the First Quarter of 2000 from $5.9 million in the First Quarter of 1999, primarily as a result of the increase in the number of cellular and PCS subscribers. In the First Quarter of 2000, we added 14,178 net cellular and PCS subscribers, compared to 18,391 net cellular subscribers added in the First Quarter of 1999. At March 31, 2000, we had 180,746 cellular and 9,512 PCS subscribers compared to 126,923 cellular subscribers at March 31, 1999. We attribute the substantial growth of our subscriber base to the continued success of the Amigo prepaid program introduced in the third quarter of 1997.

     As a result of a higher average subscriber base, airtime minutes increased 43.8% from 27.7 million in the First Quarter of 1999 to 39.9 million in the First Quarter of 2000. Airtime revenues increased by 61.9% to $6.0 million in the First Quarter of 2000 from $3.7 million in the First Quarter of 1999 due to the higher volume of minutes generated by a larger subscriber base of prepaid cellular and PCS subscribers.

     Prepaid cellular and PCS services generated approximately 55% of our total airtime minutes and 54% of total cellular and PCS revenues in the First Quarter of 2000. Prepaid revenues increased by 51.9% to $4.8 million in the First Quarter of 2000 from $3.2 million in the First Quarter of 1999. Our average monthly churn rate for cellular and PCS services was 1.7% for both the First Quarter of 1999 and 2000.

     PAGING. Paging revenues decreased 47.2% to $475,000 in the First Quarter of 2000 from $900,000 in the First Quarter of 1999. This reflects increased competition which lowered prices and margins for paging services. Paging revenues represented 0.9% of total operating revenues in the First Quarter of 2000 compared to 2.6% of total operating revenues in the First Quarter of 1999. At March 31, 2000, we had 26,809 paging subscribers compared to 28,892 paging subscribers at March 31, 1999. Our average monthly churn rate for paging services increased to 3.5% in the First Quarter of 2000 from 3.0% in the First Quarter of 1999.

      SALE AND LEASE OF EQUIPMENT. Revenues from the sale of equipment increased 15.9% to $1.1 million in the First Quarter of 2000 from $966,000 in the First Quarter of 1999. The increase was primarily attributable to the sale of broadband corporate data transmission lines, as well as customer premise equipment, including private branch exchanges and key telephone systems, residential telephones and cellular and PCS handsets in the First Quarter of 2000. We have entered into arrangements for the distribution of cellular and PCS services through major electronics retailers. We believe that these arrangements will decrease equipment sales revenues but will add subscribers and increase cellular and PCS service revenues.

     INSTALLATIONS. Installation revenues increased 14.2% to $3.9 million in the First Quarter of 2000 from $3.4 million in the First Quarter of 1999, as a result of our adding 14,013 gross local access lines and 23,536 gross cellular and PCS customers compared to 13,939 gross local access lines and 24,344 gross cellular additions in the First Quarter of 1999.

     OPERATING COSTS.  Major components of operating costs are:

     o carrier costs, which include amounts owed to foreign carriers for the use of their networks for termination of outbound traffic;

     o interconnection costs, which are access charges paid primarily to Codetel;

     o    depreciation of network equipment and leased terminal equipment;

     o    payments for international satellite circuit leases;

     o    expenses in lieu of income tax; and

     o general and administrative expenses, which include salaries and other compensation to personnel, non-network depreciation, maintenance expenses, marketing expenses and other related costs.

     Our operating costs increased 48.7% to $39.4 million in the First Quarter of 2000 from $26.5 million in the First Quarter of 1999. The increase in operating costs was primarily the result of higher satellite connection and carrier costs, increased general and administrative expenses reflecting our continued expansion, and depreciation associated with our continued capital investment program. Operating costs represented 77.3% of total operating revenues in the First Quarter of 2000 compared to 76.1% in the First Quarter of 1999.

     SATELLITE CONNECTIONS AND CARRIER COSTS. Satellite connections and carrier costs increased by 67.9% to $14.1 million in the First Quarter of 2000 from $8.4 million in the First Quarter of 1999 primarily as a result higher outbound carrier and higher interconnection costs. Outbound carrier costs increased by $4.1 million from $2.6 million in the First Quarter of 1999 to $6.7 million in the First Quarter of 2000. Interconnection costs increased by 28.9% to $5.9 million in the First Quarter of 2000 from $4.6 million in the First Quarter of 1999, the result of a higher volume of inbound traffic terminating in Codetel's network.

     NETWORK DEPRECIATION AND DEPRECIATION EXPENSE. Network depreciation increased 75.9% from $3.4 million in the First Quarter of 1999 to $6.1 million in the First Quarter of 2000, as a result of our continued investments in plant and equipment. Depreciation expense increased 42.1% to $1.5 million in the First Quarter of 2000 from $1.0 million in the First Quarter of 1999.

     EXPENSE IN LIEU OF INCOME TAXES. We make payments to the Dominican government in lieu of income tax equal to 10% of gross domestic revenues, after deducting charges for access to the local network, plus 10% of net international revenues. Expense in lieu of income taxes also includes a tax of 2% on international settlement revenues collected. Expense in lieu of income taxes decreased by 3.0% to $2.9 million in the First Quarter of 2000 from $3.0 million in the First Quarter of 1999.

     GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 43.5% to $13.8 million in the First Quarter of 2000 from $9.6 million in the First Quarter of 1999 primarily as a result of increased personnel costs due to a higher employee headcount and higher commissions paid to sales staff and intermediaries. At March 31, 2000, we had 1,528 employees compared to 1,452 employees at March 31, 1999. As a result, personnel costs, net of capitalized labor expenses, increased by 23.0% to $6.0 million in the First Quarter of 2000 from $4.9 million in the First Quarter of 1999. Commissions increased by 68.4% to $5.5 million in the First Quarter of 2000 from $3.3 million in the First Quarter of 1999.

     As a percentage of total operating revenues, general and administrative expenses decreased to 27.0% in the First Quarter of 2000 compared to 27.6% in the First Quarter of 1999.

     OTHER COSTS. Other costs increased by 3.9% to $1.1 million in the First Quarter of 2000 from $1.0 million in the First Quarter of 1999, primarily as a result of increases in the costs of sale of private branch exchange systems and cellular handsets in the First Quarter of 2000.

     OPERATING INCOME. Operating income increased 39.0% to $11.6 million in the First Quarter of 2000 from $8.3 million in the First Quarter of 1999. Our operating income as a percentage of total operating revenues decreased to 22.7% in the First Quarter of 2000 from 23.9% of total operating revenues in the First Quarter of 1999, reflecting increased costs associated with the expansion of our operations.

     OTHER INCOME (EXPENSES). Other expenses increased by $4.4 million to $8.2 million in the First Quarter of 2000 from $3.7 million in the First Quarter of 1999, reflecting increased short-term bank borrowings and reduced interest income as a result of the application of pledged securities to pay interest on the senior notes due 2004 and the principal amount of loans from the Caribbean Basin Project Financing Authority, and additional short-term financing during the First Quarter of 2000.

     NET EARNINGS. Net earnings decreased by $1.3 million to $3.4 million in the First Quarter of 2000 from $4.6 million in the First Quarter of 1999. The decrease is primarily the result of higher financial expenses resulting from higher short-term indebtedness coupled with lower interest income. On a per share basis, earnings decreased to $0.14 per share in the First Quarter of 2000 from $0.19 per share in the First Quarter of 1999. The number of shares outstanding used in the calculation at March 31, 1999 and 2000 was 24,844,544. Net earnings represented 6.6% of total operating revenues in the First Quarter of 2000 compared to 13.3% in the First Quarter of 1999.

     EBITDA. Earnings before interest and other income and expenses, taxes and depreciation and amortization increased by 39.4% to $22.0 million in the First Quarter of 2000 from $15.8 million in the First Quarter of 1999. We calculate earnings before interest and other income and expenses, taxes and depreciation and amortization prior to the deduction of payments to the government in lieu of income taxes.

EFFECTS OF INFLATION

     The annual inflation rate in the Dominican Republic was 8.4% for 1997, 7.8% for 1998 and 5.1% for 1999. The effects of inflation on our operations have not been significant.

CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

     Through December 31, 1996, we used the Dominican peso as our functional and reporting currency. While a significant portion of our revenues, assets and liabilities historically were denominated in U.S. dollars, a clear determination of the functional currency was difficult, and we used the Dominican peso as our functional currency. However, in our opinion, since the issuance of the 11 3/8% senior notes due 2004, in August 1997, our cash flows and financial results of operations are more appropriately presented in the U.S. dollar as the functional currency. Effective January 1, 1997, we changed our functional currency from the Dominican peso to the U.S. dollar. Our financial statements for periods prior to January 1, 1997 have not been restated for this change in the functional currency. However, we did retroactively change our reporting currency to the U.S. dollar.

LIQUIDITY AND CAPITAL RESOURCES

     Substantial capital is required to expand and operate our telecommunications networks. For 1999, we made capital investments of $145 million for the installation of additional local access lines, enhancement of our cellular and PCS network, expansion of international facilities and other network improvements. Expansion of international facilities included the installation of a switch in New York and investments in submarine fiber optic cables. We currently anticipate making capital expenditures of approximately $140 million in 2000, a substantial majority of which will be in the Dominican Republic, for increasing capacity and coverage in our local access and mobile networks, expanding our international facilities to support increased traffic volume, expanding our local network and other international expansion. However, the amounts to be invested for these purposes will depend upon a number of factors, including primarily the demand for our services.

     In addition, as we expand our operations into new areas we will be required to support increased working capital and capital expenditure needs. We have satisfied our working capital requirements and funded capital expenditures from cash generated from operations, short-term and long-term borrowings, trade finance, vendor financing and equity and debt issuances. We believe our cash generated by operations, the proceeds of this secondary offering and the availability of borrowings from of our credit facilities will be sufficient to fund our expected capital expenditures through the middle of 2001. We frequently evaluate potential acquisitions and joint venture investments. Acquisitions or investments, for example, the investment in Panama subject to a non-binding memorandum of understanding that we have executed, may require us to obtain additional financing. There can be no assurance that additional funding sources will be available to us on terms which we find acceptable or at all.

     Net cash provided by operating activities was $5.7 million for the First Quarter of 1999 and net cash used by operating activities was $2.9 million for the First Quarter of 2000. We had net accounts receivable of $26.1 million and $28.9 million at December 31, 1999 and March 31, 2000.

     Our indebtedness was approximately $363.9 million at March 31, 2000, of which $200.0 million was our senior notes due 2004, $42.9 million was in long-term borrowings and capital leases, with maturities ranging from one to seven years, and $120.9 million was short-term bank loans, telecommunications equipment financings, trade financings and current portion of capital leases. At March 31, 2000, our U.S. dollar borrowings (other than the 11 3/8% senior notes due 2004) had interest rates ranging from 9.5% per annum to 13% per annum, and our peso borrowings had interest rates ranging from 20% per annum to 24% per annum. At March 31, 2000, our U.S. dollar borrowings (other than the 11 3/8 senior notes due 2004) totaled $152.6 million and our peso borrowings totaled $11.3 million.

     We have U.S. dollar- and peso-denominated credit facilities which, in the aggregate, permit us to borrow up to $189.9 million. At March 31, 2000, there was $163.9 million outstanding under these facilities. We had approximately $26.0 million available for borrowing under these facilities, of which $25.0 million was under facilities with maturities of less than one year.

     At March 31, 2000, we had $85.2 million of short-term and long-term, U.S. dollar and peso- denominated credit facilities with Dominican banks and institutions and $104.7 million of U.S. dollar-denominated credit facilities with international banks. In the past, we met a significant portion of our funding requirements with short-term borrowings in Dominican markets. Recently, the cost of peso-denominated short-term indebtedness in the Dominican financial market has ranged from 24% per annum to 28% per annum. Moreover, from time to time, the

Dominican government has imposed limitations on loans by Dominican banks in Dominican pesos in order to restrict the country's money supply and curb inflation. This monetary policy has limited the sources of bank financing and the amounts available to be borrowed from Dominican banks and has increased the costs of such borrowing.

     As of March 31, 2000, our current liabilities exceed our current assets by $95.6 million. This reflects our short-term borrowings in the Dominican Republic with related companies, local banks and international banks. Dominican banks lend on a short-term basis in order to negotiate interest rates should market conditions change, without necessarily demanding the repayment of credit facilities. It is our belief that the existence of negative working capital does not affect adversely the continuity of our business.

     We will seek additional credit facilities with international banks to refinance our short-term credit facilities. In January 2000, we obtained a commitment from Export-Import Bank of the United States to provide credit guarantees of up to $46.6 million. The credits will be disbursed by The International Bank of Miami, N.A. to be used for purchases of communications equipment and material from Motorola and other suppliers. The commitment provides that the credits will be available for disbursement over a 12-month period and will be repayable over five years. We are in the process of executing the Credit Agreement and obtaining the necessary documentation to close this transaction.

ITEM 3.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     The following discussion about market risks to certain financial instruments includes "forward-looking" statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

     We are exposed to market risks from adverse changes in interest rates and foreign exchange rates. We do not hold or issue financial instruments for trading purposes.

     INTEREST RATE RISK

     Our interest expense is sensitive to changes in the general level of interest rates in the United States and in the Dominican Republic. At March 31, 2000, we had outstanding $200 million aggregate principal amount of senior notes. The senior notes bear interest at 11 3/8% per annum and mature in the year 2004. The fair value of such senior notes was approximately $187 million and $190.5 million at December 31, 1999 and March 31, 2000, respectively.

     Our primary exposure to market risk for changes in interest rates relates to our short-term borrowings from Dominican banks. At March 31, 2000, we had $120.9 million and $42.9 million of short-term and long-term borrowings, respectively, including trade finance and capital leases outstanding from Dominican and international banks, mostly denominated in U.S. dollars. During the First Quarter of 2000, our short-term and long-term U.S. dollar denominated borrowings bore interest at rates ranging from 9.5% per annum to 13% per annum. During the First Quarter of 2000, our short-term and long-term Dominican peso denominated borrowings bore interest at rates ranging from 20% to 24% per annum. A 10% increase in the average rate for our variable rate debt would have decreased our net income in the First Quarter of 2000 by approximately $370,000.

     FOREIGN EXCHANGE RISKS

     We are subject to currency exchange risks. During the First Quarter of 2000, we generated revenues of $18.0 million in U.S. dollars and $33.0 million in Dominican pesos. In addition, at March 31, 2000, we had $152.6 million of U.S. dollar-denominated debt outstanding, (excluding the $200.0 million principal amount of the 11 3/8% senior notes due 2004). At March 31, 2000, we had debt indexed to the dollar of RD$36.1 million at a contracted exchange rate of RD$16.00 per $1.00, resulting in a obligation of $2.3 million.

     Dominican foreign exchange regulations require us and other telecommunications companies to convert all U.S. dollar revenues into Dominican pesos at the official exchange rate, and to purchase US dollars at the private market exchange rate. Although the official exchange rate now fluctuates and is tied to the private market rate, the official exchange rate tends to be lower than the private market rate. During the First Quarter of 2000, the average official exchange rate was RD$16.03 per $1.00 while the average private market rate was RD$16.20 per $1.00.

     Our functional currency is the U.S. dollar and, as a result, we must translate the value of Dominican peso-denominated assets into U.S. dollars when compiling our financial statements. This translation can create foreign exchange gains or losses depending upon fluctuations in the relative value of the Dominican peso against the U.S. dollar. During the First Quarter of 2000, we recognized an approximate $351,000 foreign exchange loss. If the Dominican peso had devalued by an additional 10% against the U.S. dollar on average in the First Quarter of 2000, then we would have realized an additional foreign exchange loss of approximately $35,100.

                               OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

     In August 1999, a Dominican company, DCS International S.A., and two individual plaintiffs whom we believe are officers or employees of DCS, sued us in Dominican courts for alleged losses and damages of up to approximately RD$200 million ($12 million) resulting from the imprisonment of two of the individuals for 15 days. The plaintiffs alleged that their imprisonment was the result of an investigation by the local district attorney and the police that we instigated following an irregular increase in telephonic traffic at certain telephone numbers. We requested that the court dismiss the action because of lack of jurisdiction. The court granted our motion to dismiss and assessed the costs of the proceedings against the plaintiffs. The plaintiffs resubmitted the action before the proper court within one month from the date of the notification of the ruling. At the request of the plaintiffs, the court of competent jurisdiction set the date of the hearing to try the merits of the case for May 10, 2000. We believe, after consulting with legal counsel in this action, that the matter will not have a material adverse effect on our results of operations and financial position.

     There are no other legal proceedings to which we are a party, other than ordinary routine litigation incidental to our business, which is not otherwise material to our business or financial condition.

ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

         Not applicable.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

         None.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         None.

ITEM 5.  OTHER INFORMATION

         None.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 6-K

(a)      Exhibits.

                  None.

(b)      Reports on Form 6-K. The Company filed with the Securities and
                  Exchange Commission a Report on Form 6-K on March 21, 2000 reporting the filing of the Company's Registration
                  Statement for the issuance of its Common Stock, a private offering of senior notes and the tender offer for outstanding 11 3/8% Notes due 2004, a Report on Form 6-K on April 11, 2000 reporting the successful completion of the Company's consent solicitation, and a Report on Form 6-K on April 21, 2000 reporting the pricing of the Company's equity offering.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        TRICOM, S.A


Dated: May 15, 2000                     By: /s/ Carl H. Carlson
                                           -------------------------------------
                                           Carl H. Carlson
                                           Executive Vice President
                                           and Member of the
                                           Office of the President